SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION  TO BE  INCLUDED  IN  STATEMENTS  FILED  PURSUANT  TO  13d-1(a)  AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment # __1___)1


                              Orphan Medical, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    687303107
                                    ---------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 2005
                         -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))


---------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall note be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687303107              13D                          Page 2 of 15 Pages


--------------------------------------------------------------------------------

  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners II, Inc.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) )X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

               California
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 2
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
2 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 3 of 15 Pages


--------------------------------------------------------------------------------

  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners II, L.P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) )X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 3
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
3 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 4 of 15 Pages


--------------------------------------------------------------------------------

  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma II, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) )X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         California
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 4
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
4 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 5 of 15 Pages


--------------------------------------------------------------------------------

  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management II, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) )X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 5
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
5 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 6 of 15 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         U.S.A.
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 6
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------
6 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 7 of 15 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         U.S.A.
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 7
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
7 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

CUSIP No. 687303107              13D                          Page 8 of 15 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Farah Champsi
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b) X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

         U.S.A.
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power              -0-
Number Of Shares
Beneficially Owned     ---------------------------------------------------------
By Each Reporting      (8)    Shared Voting Power          6,216,825
Person With
                       ---------------------------------------------------------
                       (9)    Sole Dispositive Power         -0-

                       ---------------------------------------------------------
                       (10)   Shared Dispositive Power     6,216,825


--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned By Each Reporting Person

        6,216,825 8
--------------------------------------------------------------------------------
  (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13) Percent Of Class Represented By Amount In Row (11)

          44.2%
--------------------------------------------------------------------------------
  (14) Type Of Reporting Person

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
8 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock. See Item 5 on page 12.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Orphan Medical, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13911 Ridgedale Drive, Minnetonka, MN 55305.

Item 2. Identity and Background.

(a) This Schedule 13-D is being filed by (i) Alta BioPharma Partners II, L.P., a Delaware limited partnership ("Alta BioPharma"): (ii) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company ("Embarcadero LLC"):
(iii) Alta BioPharma Management II, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma; (iv) Alta Partners II, Inc., a California corporation ("Alta Partners"), by virtue of being the management advisory company of Alta
BioPharma, Embarcadero LLC and Alta Management; and (v) Jean Deleage, Alix Marduel and Farah Champsi (collectively referred to as the "Managing
Directors"), by virtue of being the managing directors of Alta Management and officers or employees of Alta Partners. Alta BioPharma, Embarcadero LLC, Alta Management, Alta Partners and the Managing Directors are sometimes hereinafter collectively referred to as the "Reporting Persons". By virtue of the relationships described above and their roles with Alta Partners, each of the Managing Directors may be deemed to control Alta Partners and Alta Management, and therefore, may be deemed to possess indirect beneficial ownership of shares of Common Stock held by Alta BioPharma and Embarcadero LLC. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares of the Common Stock directly beneficially held by Embarcadero LLC and Alta BioPharma and, as a result, the Managing Directors disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Alta BioPharma and Embarcadero LLC, except to the extent of their pecuniary interest therein. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. The Managing Directors are managers of Embarcadero LLC and the managers of Embarcadero LLC are affiliates of Alta Partners.

(b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Alta Management, and Alta Partners, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

(c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta Management's principal business is acting as managing director of Alta BioPharma. Each of the Managing Directors' principal business is acting as a managing director of Alta Management and as an officer or employee of Alta Partners. (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding .

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                               Page 9 of 15 Pages

(f) Alta  Partners is a  California  corporation.  Alta  BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Alta Management is a Delaware limited liability company. Each of the Managing Directors is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Jazz Pharmaceuticals, Inc., a Delaware corporation ("Jazz:) to enter into the Merger Agreement (as defined in Item 4 below), Alta Partners has entered into a Voting Agreement with Jazz, Twist Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Jazz ("Merger Sub"), Orphan Medical, Inc. ("Orphan") and certain stockholders of Orphan. Alta Partners has not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

         (a) - (b) Orphan has entered into that certain Agreement and Plan of Merger, dated April 18, 2005 (the "Merger Agreement") with Jazz and Merger Sub . Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to the approval of Orphan stockholders of the Merger Agreement), Merger Sub shall be merged with and into Orphan (the "Merger") in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Orphan shall continue as the surviving corporation and a wholly owned subsidiary of Orphan. Pursuant to the Merger Agreement, each issued and outstanding share of Common Stock, par value $0.01 per share of the Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time (see section 1.3 of Agreement and Plan of Merger) in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

         Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Orphan, Jazz, Merger Sub and certain stockholders of Orphan who have entered into the Voting Agreement, dated April 18, 2005 (the "Voting Agreement") with Orphan concerning all shares of Orphan Common Stock held by the certain stockholders of Orphan, whose names appear on Schedule 1 of the Voting Agreement. Pursuant to the Voting Agreement, Certain Orphan stockholders agree to vote, or cause to be voted, to the extent not voted by Buyer as appointed by the Proxy all of such stockholder's Subject Share (as defined in the Voting Agreement): (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (iii) against actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement that are intended to, or could be reasonably expected to, impair the ability of Orphan to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. In addition, the stockholders irrevocably granted and appointed Jazz acting through each of Matt Fust and Carol Gamble, each with full power to act alone and with full power of substitution and resubstitution, at any time during the Term as its true and lawful attorneys-in-fact and proxies, for and in its name, place and stead, to vote such stockholder's Subject Shares as its Proxy, at every

                               Page 10 of 15 Pages
         annual, special, adjourned or postponed meeting of the stockholders of Orphan called for purposes of considering whether to approve the Merger Agreement or any of the other transactions or matters contemplated by, or directly or indirectly affecting, the Merger Agreement or execute a written consent of stockholders in lieu of any such meeting (see section 2.2 of Voting Agreement for full text). The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or the termination of the Merger Agreement.

         References to, and descriptions of the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and Voting Agreement, included as Exhibits 1 and 2 respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

         (c) Not applicable.

         (d) On consummation of the Merger, the directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement) until their respective successors are duly elected or appointed or qualified. On consummation of the Merger, the officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Jazz, as sole stockholder of the Merger Sub, will appoint, or cause the appointment of, each of the directors and officers of the Merger Sub.

         (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

         (f) Not applicable

         (g) On consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation in effect at the effective time of the Merger will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law and such Certificate of Incorporation. On the consummation of the Merger, the By-laws of Merger Sub, as in effect, at the effective time of the Merger, will be the By-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

         (h) - (i) On consummation of the Merger, the Orphan Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market, as Orphan will then be a wholly owned subsidiary of Jazz.

         (j) Other than as described above, Alta Partners currently has no plan or proposal which relates to, or may result in any of the matters listed in Items 4(a) - (i) of the Schedule 13D

                               Page 11 of 15 Pages

Item 5. Interest in Securities of the Issuer.

         (a) - (b) As a result of the Voting Agreement, Alta BioPharma and Embarcadero LLC may be deemed to have shared voting power, together with the other Parties to the Voting Agreement, with respect to 6,216,825 shares9 of Common Stock, as of April 18, 2005. Such Orphan Common Stock constitutes approximately 44.2% of the issued and outstanding shares of Orphan Common Stock. However, Alta BioPharma and Embarcadero, LLC (a) are entitled to all other rights as stockholders of Orphan only with respect to 1,169,113 shares of and 43,008 shares, respectively, of the foregoing share of Orphan Common Stock, and (b) each of Alta BioPharma and Embarcadero LLC disclaims beneficial ownership of the remaining shares of Orphan Common Stock which are covered by the Voting Agreement. On consummation of the Merger, each issued and outstanding share of Common Stock, par value $0.01, of Merger Sub shall be converted into one validly issued and fully paid and nonassessable share of Common Stock of the Surviving Corporation. At the Effective Time, each issued and outstanding share of Orphan
         Common Stock shall immediately cease to be outstanding, shall automatically be cancelled and retired, shall cease to exist, and shall be converted into the right to receive $10.75 in cash to be distributed in accordance with the Merger Agreement. As of April 18, 2005, Alta BioPharma is the record owner of 1,169,113 shares of Common Stock of Orphan, or approximately 10.2% of the outstanding shares of Common Stock of Orphan. Embarcadero LLC is the record owner of 43,008 shares of Common Stock of Orphan, or approximately 0.4% of the outstanding shares of Common Stock of Orphan. The shares held of record by Alta BioPharma and Embarcadero LLC are referred to herein collectively as the "Record Shares". By virtue of its relationship with Alta BioPharma, Alta Management may be deemed to own beneficially 1,169,113 shares of Common Stock of Orphan or approximately 10.2% of the outstanding shares of Common Stock of Orphan. By virtue of their affiliate relationships with Alta BioPharma and Embarcadero LLC, Alta Partners and each Managing Director may be deemed to own beneficially all of the Record Shares or approximately 10.6% of the outstanding shares of Common Stock of Orphan. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of Orphan, except in the case of Alta BioPharma for the 1,169,113 shares of Common Stock, which it holds of record, and in the case of Embarcadero LLC for 43,008 shares of Common Stock, which it holds of record.

The foregoing percentages are calculated based upon the 11,430,066 shares (as of March 10, 2005) of the Orphan's Common Stock reported to be outstanding, as disclosed in Orphan's Annual Report on Form 10-K, for the period ended December 31, 2004.

         (c) Except as set forth above, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) Not applicable.


                               Page 12 of 15 Pages


-------------------------
9 Includes 2,632,104 shares subject to outstanding options, warrants and convertible preferred stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4 above, to the best knowledge of Alta Partners, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Orphan, including, but not limited to transfer or voting of any of Orphan's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.

        Exhibit 1: Agreement and Plan of Merger Among Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc. and Orphan Medical, Inc. dated April 18, 2005 (incorporated by reference to Exhibit 2.1 filed with the Current Report on Form 8-K of Orphan Medical, Inc. on April 20, 2005)

        Exhibit 2: Voting Agreement dated April 18, 2005 (incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K of Orphan Medical Inc. filed on April 20, 2005)




                               Page 13 of 15 Pages

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 27, 2005

Alta Partners II, Inc.                     Alta BioPharma Partners II, L.P.

By:    /s/ /Jean Deleage                   By: Alta BioPharma Management II, LLC
    ---------------------------
       Jean Deleage, President


Alta BioPharma Management II, LLC          By:   /s/ Farah Champsi
                                              --------------------------
                                                Farah Champsi,
                                                 Managing Director

By:    /s/ Farah Champsi
    ---------------------------
       Farah Champsi, Member


Alta Embarcadero BioPharma Partners II, LLC


By:    /s/ Farah Champsi
    ---------------------------
       Farah Champsi, Manager


         /s/ Jean Deleage                       /s/ Alix Marduel
---------------------------------          -----------------------------
         Jean Deleage                             Alix Marduel

         /s/ Farah Champsi
---------------------------------
         Farah Champsi

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date:  April 27, 2005

Alta Partners II, Inc.                     Alta BioPharma Partners II, L.P.

By:    /s/ /Jean Deleage                   By: Alta BioPharma Management II, LLC
    ---------------------------
       Jean Deleage, President


Alta BioPharma Management II, LLC          By:   /s/ Farah Champsi
                                              --------------------------
                                                Farah Champsi,
                                                 Managing Director

By:    /s/ Farah Champsi
    ---------------------------
       Farah Champsi, Member


Alta Embarcadero BioPharma Partners II, LLC


By:    /s/ Farah Champsi
    ---------------------------
       Farah Champsi, Manager


         /s/ Jean Deleage                       /s/ Alix Marduel
---------------------------------          -----------------------------
         Jean Deleage                             Alix Marduel

         /s/ Farah Champsi
---------------------------------
         Farah Champsi